BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 200,000,000 shares
Subscribed and Paid-in Capital: R$ 8,300,000,000.00 – 115,496,537 shares

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 1 2005

                              The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met on August 1 2005 at 4 p.m. at the company’s registered offices, in the presence of the legal quorum and under the chairmanship of Dr. Olavo Egydio Setubal, the members of the Fiscal Council also being present, pursuant to Paragraph 3 of Article 163 of Law 6,404/76, for examining the proposal of convening the General Stockholders’ Meeting to be held on August 22 2005 at 3 p.m. to deliberate on the following:

“PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

                              The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. believes it opportune to submit for the examination and approval of the General Stockholders Meeting, the following agenda:

                    I–    CANCELLATION OF OWN ISSUE BOOK ENTRY SHARES
                                               HELD AS TREASURY STOCK
                              - cancellation of 2,202,408 book entry shares issued by the company and held as treasury stock, being 2,408 ordinary and 2,200,000 preferred shares, acquired by the company pursuant to the Brazilian Securities and Exchange Commission’s (CVM) Instructions 10/80, 268/97 and 390/03, without any reduction in the capital stock, against resources held in the “Capital Reserve –Reserve for Goodwill in the Issue of Shares”;
                              - as a result of this cancellation of shares, the capital stock shall be represented by 113,294,129 book entry shares with no par value, being 60,596,342 ordinary and 52,697,787 preferred shares;

                    II–    INCREASE IN LIMITS OF AUTHORIZED CAPITAL
                              - increase in the limits of authorized capital from 200,000,000 to 2,000,000,000 of book entry shares with no par value, being 1,000,000,000 ordinary and 1,000,000,000 preferred shares;

                    III–   STOCK SPLIT
                              - with the purpose of improving share liquidity and a consequent adjustment in the value of market prices at a more attractive level for trading, to effect a stock split in a ratio of 900% from the existing 113,294,129 shares representing the subscribed capital stock, already considering the cancellation proposed in Item I above, and increasing the said capital stock to the equivalent of 1,132,941,290 book entry shares with no par value, being 605,963,420 ordinary and 526,977,870 preferred shares, there being no alteration in the monetary expression of the capital stock; as a consequence of this stock split:

>	the stockholders shall receive 9 (nine) new shares for each existing share held of the same type, free of cost;

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Meeting of the Board of Directors of August 1 2005

>	the monthly interest on equity capital shall be adjusted at the same ratio as the proposed stock split, that is, the payout changing from R$ 0.21 per share to R$ 0.021 per share, the new shares resulting from the stock split to enjoy full rights to any distribution of income which may be declared following the date of the General Stockholders’ Meeting convened for examining this proposal;

>	the existing shares issued by Banco Itaú Holding Financeira S.A. shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting’s deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

                              - simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split as follows:

>	in the United States Market (NYSE), where currently every 2 (two) ADR’s —American Depositary Receipts represent 1 (one) preferred share, the ADR’s shall be split by a ratio of 400%, investors receiving free of cost 4 (four) new ADR’s for each ADR held; as a result, each ADR shall represent l (one) preferred share;

>	in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, the CEDEAR’s shall be split by a ratio of 900%, investors receiving free of cost 9 (nine) new CEDEAR’s for each CEDEAR held; as a result, each CEDEAR shall continue to represent 1 (one) preferred share;

                    IV–    ALTERATIONS TO THE BYLAWS
                              - to alter the wording in Article 3 (caption sentence and 3.1) of the Bylaws, to register the new quantities of shares resulting from the previous items and the consequent adjustment in the value of the annual dividend from R$ 0.55 per share to R$ 0.055 per share, as follows:

‘Article 3 — CAPITAL AND SHARES – The capital stock is R$ 8.300.000.000,00 (eight billion, three hundred million Reais), represented by 1,132,941,290 (one billion, one hundred and thirty-two million, nine hundred and forty-one thousand, two hundred and ninety) book entry shares with no par value, of which 605.963,420 (six hundred and five million, nine hundred and sixty-three thousand, four hundred and twenty) ordinary and 526.977.870 (five hundred and twenty-six million, nine hundred and seventy-seven thousand, eight hundred and seventy) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

3.1.

Authorized Capital – The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 2,000,000,000 (two billion) shares being 1,000,000,000 (one billion) common shares and 1,000,000,000 (one billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).’

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Meeting of the Board of Directors of August 1 2005

                              Finally it is proposed to publish the meeting's minutes omitting the names of the Stockholders present according to the provisions of Paragraph 2, Article 130 of Law 6,404/76.

                              This is the proposal which we submit for the examination of Stockholders. São Paulo-SP, August 1 2005. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, José Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni — Directors.”

                              The Chairman then informed that in accordance with item III, Article 163 of Law 6,404/76, the Fiscal Council had opined favorably as to the proposal for modifying the capital stock and had issued the following opinion, drafted to the appropriate register:

“OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A. have examined the Board of Director’s Proposal of today’s date with respect to: 1) the cancellation of 2,202,408 book entry shares held as treasury stock, being 2,408 ordinary and 2,200,000 preferred shares, without any reduction in the capital stock; 2) the increase in the limit of authorized capital to 2,000,000,000 shares, being 1,000,000,000 ordinary shares and 1,000,000,000 preferred shares; 3) the stock split in the ratio of 900% of shares representing the subscribed capital stock. The councilors, believing the Proposal to be fully justified on technical grounds, do hereby declare their agreement that the said Proposal be submitted for the examination of the General Meeting. São Paulo-SP, August 1 2005. (signed) Gustavo Jorge Laboissiere Loyola, Iran Siqueira Lima and Fernando Alves de Almeida.”

                              Having been discussed and voted, the above Proposal was fully and unanimously approved by the Board of Directors, which authorized the publication of the convening notice to the said General Meeting.

                              With no further items on the agenda, the Chairman requested the drafting of the minutes. These having been read and approved, were signed by all, the meeting being declared concluded. São Paulo-SP, August 1 2005. (signed) Olavo Egydio Setubal – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, José Vilarasau Salat, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa, Persio Arida and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer